UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 07 2011
WASH. D.C.
191
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN FINANCE CORPORATION
Exact name of registrant as specified in charter

0001109604
Registrant CIK Number

Annual Report on Form 18-K
for the Year Ended March 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-157296
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2011
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 7, 2011.

Japan Finance Corporation

By: 
Toshiro Machii
Head
Treasury Department
Japan Bank for International Cooperation
Japan Finance Corporation

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2011, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2012 (Exhibit 5 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2011, filed on September 7, 2011)

Exhibit 1

平成23年度一般会計予算

予算総則

（歳入歳出予算）

第１条　平成23年度歳入歳出予算は、歳入歳出それぞれ92,411,612,715千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第２条　「財政法」第14条の２の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第３条　「財政法」第14条の３の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第４条　「財政法」第15条第１項の規定により平成23年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第５条　「財政法」第28条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第６条　「財政法」第４条第１項ただし書の規定により平成23年度において公債を発行することができる限度額は、6,090,000,000千円とする。

２　「平成23年度における財政運営のための公債の発行の特例等に関する法律」（仮称）の規定により公債を発行することができる限度額は、38,208,000,000千円とする。

３　第１項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成21年11月１日から平成22年10月31日までの間における実勢相場を平均した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。ただし、１通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について１円未満となる通貨にあっては、1,000通貨単位）についての

6 「欧州復興開発銀行への加盟に伴う措置に関する法律」第2条第2項の規定により平成23年度において欧州復興開発銀行に出資することができる金額の限度は、外国貨幣換算率により換算した金額が92,034,000千円に相当する欧州経済通貨統合参加国通貨の金額とする。

（債務保証契約の限度額）

第11条　次の表の左欄に掲げる法人が平成23年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。

債務	根拠規定	金額の限度
1 株式会社日本政策金融公庫		
イ 次に掲げる社債(ロに掲げるものを除く。)に係る債務		
(1) 「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額75,000,000千円及び(2)に掲げる社債にあっては額面総額110,000,000千円並びにそれぞれの利息に相当する金額
(2) 「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	
ロ 国際協力銀行業務社債のうち次に掲げるものに係る債務		
(1) 外貨をもって支払われるもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が640,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
(2) 本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社日本政策金融公庫法」第55条第1項	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 07 2011
WASH, DC
101
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN FINANCE CORPORATION
Exact name of registrant as specified in charter

0001109604
Registrant CIK Number

Annual Report on Form 18-K
for the Year Ended March 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-157296
SEC file number, if available

S-________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2011
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

TOKYO:43057.3

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 7, 2011.

Japan Finance Corporation

By: 

Toshiro Machii
Head
Treasury Department
Japan Bank for International Cooperation
Japan Finance Corporation

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2011, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

TOKYO:43057.3

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2012 (Exhibit 5 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2011, filed on September 7, 2011)

Exhibit 1

平成23年度一般会計予算

予算総則

（歳入歳出予算）

第１条　平成23年度歳入歳出予算は、歳入歳出それぞれ92,411,612,715千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第２条　「財政法」第14条の２の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第３条　「財政法」第14条の３の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第４条　「財政法」第15条第１項の規定により平成23年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第５条　「財政法」第28条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第６条　「財政法」第４条第１項ただし書の規定により平成23年度において公債を発行することができる限度額は、6,090,000,000千円とする。

２　「平成23年度における財政運営のための公債の発行の特例等に関する法律」（仮称）の規定により公債を発行することができる限度額は、38,208,000,000千円とする。

３　第１項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成21年11月１日から平成22年10月31日までの間における実勢相場を平均した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。ただし、１通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について１円未満となる通貨にあっては、1,000通貨単位）についての

6 「欧州復興開発銀行への加盟に伴う措置に関する法律」第2条第2項の規定により平成23年度において欧州復興開発銀行に出資することができる金額の限度は、外国貨幣換算率により換算した金額が92,034,000千円に相当する欧州経済通貨統合参加国通貨の金額とする。

（債務保証契約の限度額）

第11条　次の表の左欄に掲げる法人が平成23年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。

債務	根拠規定	金額の限度
1 株式会社日本政策金融公庫 イ 次に掲げる社債(ロに掲げるものを除く。)に係る債務		
(1) 「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額75,000,000千円及び(2)に掲げる社債にあっては額面総額110,000,000千円並びにそれぞれの利息に相当する金額
(2) 「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	
ロ 国際協力銀行業務社債のうち次に掲げるものに係る債務		
(1) 外貨をもって支払われるもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が640,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
(2) 本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社日本政策金融公庫法」第55条第1項	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
SEP 07 2011
WASH., D.C.
191
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN FINANCE CORPORATION
Exact name of registrant as specified in charter

0001109604
Registrant CIK Number

Annual Report on Form 18-K for the Year Ended March 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-157296
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2011
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

TOKYO:43057.3

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 7, 2011.

Japan Finance Corporation

By: 

Toshiro Machii
Head
Treasury Department
Japan Bank for International Cooperation
Japan Finance Corporation

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 2011, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2012 (Exhibit 5 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2011, filed on September 7, 2011)

Exhibit 1

平成23年度一般会計予算

予算総則

（歳入歳出予算）

第1条　平成23年度歳入歳出予算は、歳入歳出それぞれ92,411,612,715千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第2条　「財政法」第14条の2の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第3条　「財政法」第14条の3の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第4条　「財政法」第15条第1項の規定により平成23年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第5条　「財政法」第28条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第6条　「財政法」第4条第1項ただし書の規定により平成23年度において公債を発行することができる限度額は、6,090,000,000千円とする。

2　「平成23年度における財政運営のための公債の発行の特例等に関する法律」（仮称）の規定により公債を発行することができる限度額は、38,208,000,000千円とする。

3　第1項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成21年11月1日から平成22年10月31日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての

6　「欧州復興開発銀行への加盟に伴う措置に関する法律」第2条第2項の規定により平成23年度において欧州復興開発銀行に出資することができる金額の限度は、外国貨幣換算率により換算した金額が92,034,000千円に相当する欧州経済通貨統合参加国通貨の金額とする。

（債務保証契約の限度額）

第11条　次の表の左欄に掲げる法人が平成23年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。

債務	根拠規定	金額の限度
1　株式会社日本政策金融公庫 イ　次に掲げる社債(ロに掲げるものを除く。)に係る債務		
(1)　「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額75,000,000千円及び(2)に掲げる社債にあっては額面総額110,000,000千円並びにそれぞれの利息に相当する金額
(2)　「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	
ロ　国際協力銀行業務社債のうち次に掲げるものに係る債務		
(1)　外貨をもって支払われるもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が640,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
(2)　本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社日本政策金融公庫法」第55条第1項	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC Mail Processing Section
RECEIVED
SEP 07 2011
WASH, D.C.
191

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAPAN FINANCE CORPORATION
Exact name of registrant as specified in charter

0001109604
Registrant CIK Number

Annual Report on Form 18-K for the Year Ended March 31, 2011
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-157296
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2011
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 7, 2011.

Japan Finance Corporation

By: 
Toshiro Machii
Head
Treasury Department
Japan Bank for International Cooperation
Japan Finance Corporation

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 2011, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2012 (Exhibit 5 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2011, filed on September 7, 2011)

Exhibit 1

平成23年度一般会計予算

予算総則

（歳入歳出予算）

第１条　平成23年度歳入歳出予算は、歳入歳出それぞれ92,411,612,715千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第２条　「財政法」第14条の２の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第３条　「財政法」第14条の３の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第４条　「財政法」第15条第１項の規定により平成23年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第５条　「財政法」第28条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第６条　「財政法」第４条第１項ただし書の規定により平成23年度において公債を発行することができる限度額は、6,090,000,000千円とする。

２　「平成23年度における財政運営のための公債の発行の特例等に関する法律」（仮称）の規定により公債を発行することができる限度額は、38,208,000,000千円とする。

３　第１項に規定する公債で外貨をもって支払われるもの（以下「外貨公債」という。）がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成21年11月１日から平成22年10月31日までの間における実勢相場を平均した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に１円未満の端数があるときは、これを四捨五入する。ただし、１通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について１円未満となる通貨にあっては、1,000通貨単位）についての

6 「欧州復興開発銀行への加盟に伴う措置に関する法律」第2条第2項の規定により平成23年度において欧州復興開発銀行に出資することができる金額の限度は、外国貨幣換算率により換算した金額が92,034,000千円に相当する欧州経済通貨統合参加国通貨の金額とする。

（債務保証契約の限度額）

第11条　次の表の左欄に掲げる法人が平成23年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる金額の限度は、それぞれ右欄に掲げるとおりとする。

債務	根拠規定	金額の限度
1 株式会社日本政策金融公庫		
イ 次に掲げる社債(ロに掲げるものを除く。)に係る債務		
(1) 「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額75,000,000千円及び(2)に掲げる社債にあっては額面総額110,000,000千円並びにそれぞれの利息に相当する金額
(2) 「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	
ロ 国際協力銀行業務社債のうち次に掲げるものに係る債務		
(1) 外貨をもって支払われるもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が640,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
(2) 本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社日本政策金融公庫法」第55条第1項	